UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
_______________
FORM 11-K
_______________
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 1-8944
_______________
(Full Title of the plan and the address of the plan,
if different from that of issuer named below)
NORTHSHORE MINING COMPANY
and
SILVER BAY POWER COMPANY
RETIREMENT SAVINGS PLAN
_______________
10 OUTER DRIVE
SILVER BAY, MINNESOTA 55614
(Name of Issuer of the securities held pursuant to
the Plan and the address of its principal executive office)
CLIFFS NATURAL RESOURCES INC., 200 Public Square, Suite 3300,
Cleveland, Ohio 44114-2513

NORTHSHORE MINING COMPANY
AND
SILVER BAY POWER COMPANY
RETIREMENT SAVINGS PLAN ('Plan")
Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan
Cleveland, Ohio
We have audited the accompanying Statement of Net Assets Available for Benefits of the Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan as of December 31, 2012 and 2011, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements that are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule of Assets Held for Investment Purposes at End of Year, as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Meaden & Moore, Ltd.
Meaden & Moore, Ltd.
Certified Public Accountants
June 7, 2013
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan

	(In Thousands)
	December 31
	2012	2011
ASSETS
Cash	$56	$—
Receivable - Employee contributions	136	124
Receivable - Employer contributions	48	36
Receivable - Employer discretionary contribution	—	4,257
Notes receivable from participants	2,301	2,387
Total Receivables	2,485	6,804
Investments:
Money Market Funds	5,417	7,451
Fixed Income Funds	10,536	9,127
Equity Funds	53,653	45,194
Common Stocks	25,659	32,954
Stable Value Investment	9,668	10,169
Total Investments	104,933	104,895
Total Assets	107,474	111,699
LIABILITIES
Total Liabilities	—	—
Net Assets Available for Benefits (at Fair Value)	107,474	111,699
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(399)	(354)
Net Assets Available for Benefits	$107,075	$111,345

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan

	(In Thousands)
	Year Ended December 31
	2012	2011
Additions to Net Assets Attributed to:
Contributions:
Employer	$1,540	$5,709
Employee	4,489	4,294
Rollover	118	96
	6,147	10,099
Interest income on notes receivable from participants	98	109
Investment Income
Interest and dividend income	3,585	2,456
Total Additions	9,830	12,664
Deductions from Net Assets Attributed to:
Benefits paid to participants	6,247	5,258
Net depreciation on investments	7,825	8,678
Administrative expenses	28	23
Total Deductions	14,100	13,959
Net Decrease	(4,270)	(1,295)
Net Assets Available for Benefits:
Beginning of Year	111,345	112,640
End of Year	$107,075	$111,345

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan
(In Thousands)

1.	Description of Plan
The following description of The Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General:
The Plan, which began October 1, 1994, is a defined contribution plan covering all employees of Northshore Mining Company and Silver Bay Power Company (the “Company”) who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In order to incorporate all amendments created after January 1, 2007, the Plan has been restated effective January 1, 2012. Any additional changes made to the restated Plan are insignificant to the financial statements.
Eligibility:
All full-time employees of the Company are eligible to participate in the Plan.
Contributions:
Employee Contributions - Participants may elect a portion of their compensation, between 1% to 35%, to be contributed to the Plan.
Employer Contributions - Effective January 1, 2010, for all participants, the Company made a Safe Harbor election and shall make matching contributions in cash of 100% for the participants’ deferrals not in excess of 3% of eligible earnings and 50% of all participants’ deferrals greater than 3% and up to 5% of eligible earnings.
Employer Discretionary Contributions - The Company may also contribute for any Plan year additional amounts (as limited) as shall be determined by the Board of Directors of the Company.
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan Document.
Participants’ Accounts:
401(k) Accounts - Each participant’s account is credited with the participant’s elective contributions, employer matching contributions, earnings and losses thereon. Plan participants are allocated participation in the fund(s) based on cash value. Under the cash value method, total monthly earnings are divided by the total value of the fund(s) to obtain a ratio, which is then multiplied by each participant’s account balance in the fund(s) at the beginning of the month.
Rollover contributions from other plans are also accepted, providing certain specified conditions are met.
Vesting:
All participants are 100% vested in elective deferrals, rollover contributions and Company matching and discretionary contributions made to the Plan.

NOTES TO FINANCIAL STATEMENTS
Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan
(In Thousands)

Notes Receivable From Participants:
Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts a minimum of one thousand dollars, up to a maximum equal to the lesser of fifty thousand dollars or 50% of their account balance. Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence, which are repaid over a period not to exceed 10 years.
The loans are secured by the balance in the participants' account and bear interest at rates commercially reasonable that are published on the first day of the month preceding the month the loan was granted. Principal and interest are paid ratably through monthly payroll deductions. Loans are valued at unpaid principal plus accrued interest.
Payment of Benefits:
Upon termination of service by reason of retirement, disability, or other reasons, a participant has the option to keep their funds in the Plan without option of contribution until age 70 1/2 or receive a lump sum equal to the value of his or her account. Upon death, a participant’s beneficiary receives a lump sum amount equal to the value of his or her account.
Hardship Withdrawals:
Hardship withdrawals are permitted in accordance with the Plan and Internal Revenue Service guidelines.
Investment Options:
Upon enrollment in the Plan, a participant may direct his or her contributions to any or all of the investment options offered by the Plan. Participant elections may be adjusted or reallocated at any time by the participants.

2.	Summary of Significant Accounting Policies
Basis of Accounting:
The Plan’s transactions are reported on the accrual basis of accounting. All investment securities are stated at fair value as measured by quoted prices in active markets. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

NOTES TO FINANCIAL STATEMENTS
Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan
(In Thousands)

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Subsequent Events:
The Plan evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.
Administrative Fees:
The Plan pays the trustee fees, audit fees and other expenses of the Plan, unless the Company elects to pay all or part of these expenses. For the years ended December 31, 2012 and 2011, the Company paid all such expenses, except for twenty-eight thousand dollars and twenty-three thousand dollars, respectively. Other administrative expenses of the Plan, such as salaries and use of facilities, are paid by the Company.
Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Basis of Presentation:
Certain prior year amounts have been reclassified to conform with the current year presentation.

3.	Tax Status
On March 23, 2009, the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The Plan sponsor believes that the Plan is being operated in accordance with the requirements of the Internal Revenue Code.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. Currently, an audit for the tax period ended on December 31, 2010 is in progress. The Plan Administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2009.

NOTES TO FINANCIAL STATEMENTS
Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan
(In Thousands)

4.	Investments
The Plan’s funds are invested in Cliffs Natural Resources Inc. (“Cliffs”) common shares and mutual funds through T. Rowe Price. Investments which constitute 5% or more of the Plan’s net assets are:

	2012	2011
Cliffs Natural Resources Inc. Common Shares	$25,659	$32,954
T. Rowe Price Equity Spectrum Income Fund	$9,540	$8,952
T. Rowe Price Capital Appreciation Fund	$8,115	$7,359
T. Rowe Price Prime Reserve Fund	$5,417	$7,451
T. Rowe Price Stable Value Fund	$9,269	$9,815
T. Rowe Price Mid-Cap Growth Fund	$8,827	$7,853
T. Rowe Price Vanguard INST Index	$6,323	$5,587
T. Rowe Price New American Growth Fund	$5,359	NA
Net realized and unrealized appreciation (depreciation) in the fair value of investments, as determined by quoted market prices, is as follows:

	For the Year Ended December 31
	2012	2011
Cliffs Natural Resources Inc. Common Shares	$(13,895)	$(6,430)
Mutual Funds	6,070	(2,248)
	$(7,825)	$(8,678)

5.	Benefit Responsive Contract
Stable value investment contracts are valued at fair value and adjusted to contract value, which is cost plus accrued income minus redemptions, because these investments have fully benefit-responsive features. The fair value of the investment contract at December 31, 2012 and 2011 was approximately $9,700 and $10,200, respectively, and the contract value of the investment contract at December 31, 2012 and 2011 was approximately $9,300 and $9,800, respectively.
The Plan holds a stable value investment contract with T. Rowe Price Trust Company, the trustee. The investment contract consists of a portfolio of underlying assets owned by the Plan, and a wrap contract issued by a financially responsible third party, typically a bank, insurance company, or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals for the contract at contract value, regardless of the value of the underlying assets, in order to fund permitted participant-initiated withdrawals from the trust.
Investment contracts provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate generally will reflect, over time, movement in prevailing interest rates.
However, at times, the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets.

NOTES TO FINANCIAL STATEMENTS
Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan
(In Thousands)

As described in Note 2, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract. Contract value, as reported by T. Rowe Price Trust Company, represents cost plus accrued income minus redemptions. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
The existence of certain conditions can limit the Plan’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Plan, that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Plan, tax disqualification of the Plan, and certain Plan amendments if issuers’ consent is not obtained. As of December 31, 2012, the occurrence of an event outside normal operation of the trust that would cause a withdrawal from an investment contract is not considered to be probable.
In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by the Plan of its obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. Investment contracts may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or the right to terminate the contract in the event certain investment guidelines are materially breached and not cured.

	2012
	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
Benefit-Responsive Contracts	$9,668	$(399)	$9,269

	2011
	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
Benefit-Responsive Contracts	$10,169	$(354)	$9,815
The average yield based on actual earnings of the contract was 2.36% and 2.69%, as of December 31, 2012 and 2011, respectively. The crediting interest rate was 2.45% and 2.97% as of December 31, 2012 and 2011, respectively.

6.	Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the Plan for the investment management services.
The Plan purchased Cliffs’ common shares for approximately $12,900 and sold Cliffs’ common shares for approximately $8,300 in 2012. The Plan purchased Cliffs’ common shares for approximately $22,000 and sold Cliffs’ common shares for approximately $25,900 in 2011.

NOTES TO FINANCIAL STATEMENTS
Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan
(In Thousands)

7.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Fair Value of Financial Assets
As defined in current accounting guidance, fair value is the price that would be received upon sale of an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.
In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3: Unobservable inputs that are not corroborated by market data.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Common Stocks and Mutual Funds:
The fair value of the common stocks and mutual funds are based on quoted market prices. These instruments are classified in the Level 1 category of the hierarchy.
Stable Value Investment Contract:
The fair value of the stable value investment contract is determined by discounting the scheduled future payments required under the contract using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued. Fair value reflects interest accrued

NOTES TO FINANCIAL STATEMENTS
Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan
(In Thousands)

on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals or early surrender by the trust. The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes. The contract is classified in the Level 2 category of the valuation hierarchy.
The following table presents the financial assets of the Plan measured at fair value on a recurring basis at December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
Money Market Funds	$5,417	$—	$—	$5,417
Fixed Income Funds	10,536	—	—	10,536
Equity Funds:
Index	6,323	—	—	6,323
Domestic	27,376	—	—	27,376
International	5,550	—	—	5,550
Target Date	14,404	—	—	14,404
Common Stocks	25,659	—	—	25,659
Stable Value Investment Contracts	—	9,668	—	9,668
Total	$95,265	$9,668	$—	$104,933
The following table presents the financial assets of the Plan measured at fair value on a recurring basis at December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
Money Market Funds	$7,451	$—	$—	$7,451
Fixed Income Funds	9,127	—	—	9,127
Equity Funds:
Index	5,587	—	—	5,587
Domestic	24,051	—	—	24,051
International	4,852	—	—	4,852
Target Date	10,704	—	—	10,704
Common Stocks	32,954	—	—	32,954
Stable Value Investment Contracts	—	10,169	—	10,169
Total	$94,726	$10,169	$—	$104,895

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan
EIN 84-1116857
Plan Number 001
December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Cliffs Natural Resources Inc. Common Shares	Stock	N/A	$25,658,899
*	T. Rowe Price DFA Emerging Markets Value	Mutual Fund	N/A	226,653
*	T. Rowe Price Dodge & Cox Int’l Stock	Mutual Fund	N/A	82,228
*	T. Rowe Price Equity Spectrum Income Fund	Mutual Fund	N/A	9,539,983
*	T. Rowe Price Fidelity Spartan EX MKT	Mutual Fund	N/A	17,306
*	T. Rowe Price Loomis Ayles Small Cap Growth	Mutual Fund	N/A	163,375
*	T. Rowe Price New America Growth Fund	Mutual Fund	N/A	5,359,211
*	T. Rowe Price Capital Appreciation Fund	Mutual Fund	N/A	8,114,502
*	T. Rowe Price Prime Reserve Fund	Mutual Fund	N/A	5,416,580
*	T. Rowe Price International Stock Fund	Mutual Fund	N/A	5,241,363
*	T. Rowe Price Pimco High Yield Instl.	Mutual Fund	N/A	386,837
*	T. Rowe Price Stable Value Fund	Stable Value Investment Contract	N/A	9,269,328
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	N/A	8,827,458
*	T. Rowe Price Equity Income Fund	Mutual Fund	N/A	4,039,084
*	T. Rowe Price Boston Co Small Cap Value	Mutual Fund	N/A	854,559
*	T. Rowe Price Vanguard INFL Protected Bond	Mutual Fund	N/A	608,767
*	T. Rowe Price Vanguard INST Index	Mutual Fund	N/A	6,323,304
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund	N/A	15,339
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	N/A	428,937
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	N/A	1,832,723
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	N/A	3,023,891
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	N/A	2,387,850
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	N/A	877,976
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	N/A	762,268
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	N/A	1,858,293
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	N/A	1,477,072
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund	N/A	647,575
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund	N/A	360,930
*	T. Rowe Price Retirement Income Fund	Mutual Fund	N/A	731,432
				$104,533,723
*	Participant Loans	Notes receivable (4.25% to 9.25%)	N/A	2,300,545
				$106,834,268
*	Party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

NORTHSHORE MINING COMPANY and SILVER BAY POWER COMPANY RETIREMENT SAVINGS PLAN

		By:	Northshore Mining Company,
Plan Administrator

Date:	June 7, 2013	By:	/s/ Timothy K. Flanagan
Vice President, Corporate Controller and Chief Accounting Officer, Cliffs Natural Resources

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm, filed herewith.